Rolls-Royce

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07027518

SEC MAIL PROCESSING
RECEIVED
OCT 2 2 2007
WASH, D.C. 186 SECTION

12 Ooctober 2007

Re: Information for Rolls-Royce Group plc, No. 82-34721

SUPPL

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

1 Schedule 10 – 3 Notifications of Major Interests in Shares
11 Notifications of Directors Interests
2 Total Voting Rights notifications
Quarterly News Update
Acquisition of Seaworthy Systems Inc

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

pp John Warren
Deputy Company Secretary

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:00 08-Oct-07
Number	PRNUK-0810

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rolls-Royce Group Plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation: Legal & General Group Plc (Group)

Legal & General Investment Management Limited (LGIM)

4. Full name of shareholder(s) (if different from 3.): Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Group Plc (L&G)

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 01/10/2007

6. Date on which issuer notified: 04/10/2007

7. Threshold(s) that is/are crossed or reached: Above 5% (Group)

Above 5% (LGIM)

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares

if possible using the

Situation previous to the Triggering transaction

Resulting situation after the triggering transaction

ISIN CODE

Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
		Direct	Direct	Indirect	Direct	Indirect
Ord GBP 0.20	BELOW 5 %	84,289,384	84,289,384	8,616,945	4.63	0.47

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
92,906,329	5.10

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (92,906,329 - 5.10% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (92,906,329 - 5.10% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (92,906,329 - 5.10% = Total Position)

Legal & General Group Plc (Direct) (L&G) (84,289,384 - 4.63% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (61,561,336- 3.38%=PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (61,561,336 - 3.38% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of 1,819,799,482

Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to us in the form of an in-specie transfer.

14. Contact name: Helen Lewis (LGIM)

15. Contact telephone number: 020 3124 3851

Financial Services Authority

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 09-Oct-07
Number	PRNUK-0910

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 8th October 2007 of 25,800 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 542 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,944,274 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 23

A B Shilston 23

CP Smith 23

M J Terrett 23

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 23

M Lloyd 23

Company notified 8th October 2007

Dated 9th October 2007

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:30 10-Oct-07
Number	PRNUK-1010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

COLIN SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

VICTORIA ANNE SMITH

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

TRANSFER

COLIN SMITH 68,740

VICTORIA ANNE SMITH 2,575

9. Number of shares, debentures or financial instruments relating to shares acquired

586

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

71,901

16. Date issuer informed of transaction

10 OCTOBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

MARK ALFLATT 0207 227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 10 October 2007

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:01 01-Oct-07
Number	PRNUK-0110

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

(iii) BOTH

3. Name of person discharging managerial responsibilities/ director

IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IAIN CONN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

189

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

522p

14. Date and place of transaction

1st October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,012

16. Date issuer informed of transaction

1st October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt - 0207 227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 01 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required

by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

(iii) BOTH

3. Name of person discharging managerial responsibilities/ director

JOHN RISHTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

JOHN RISHTON

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN RISHTON

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

74

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

522p

14. Date and place of transaction

01 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

372

16. Date issuer informed of transaction

01 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt - 0207 227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 01 October 2007

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 11-Sep-07
Number	PRNUK-1109

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (the Company) announces the purchase on 7th September 2007 of 28,031 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 502.50 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce Share Purchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,920,851 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 25

A B Shilston 25

CP Smith 25

M J Terrett 25

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 25

M Lloyd 25

Company notified 7th September 2007

Dated 11th September 2007

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:01 11-Sep-07
Number	PRNUK-1109

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (i) only

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

   JOHN PATERSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

HSBC NOMINEES

Market sale

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

10,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

512p

14. Date and place of transaction

5 September 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

22,930

16. Date issuer informed of transaction

10 September 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

MARK ALFLATT 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 11 September 2007

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 07-Sep-07
Number	PRNUK-0709

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

   (iii) BOTH

3. Name of person discharging managerial responsibilities/ director

   IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IAIN CONN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

196

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

502.5p

14. Date and place of transaction

7th September 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7,823

16. Date issuer informed of transaction

7th September 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt - 0207 227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 7th September 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required

by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

(iii) BOTH

3. Name of person discharging managerial responsibilities/ director

JOHN RISHTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

JOHN RISHTON

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN RISHTON

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

77

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

502.5p

14. Date and place of transaction

7th September 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

298

16. Date issuer informed of transaction

7th September 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt - 0207 227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 7th September 2007

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 31-Aug-07
Number	PRNUK-3008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (iii)

3. Name of person discharging managerial responsibilities/ director

   JAMES GUYETTE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

JAMES GUYETTE

TRANSFER TO A PUBLIC CHARITY

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

4,200

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

NIL

14. Date and place of transaction

31 August 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

348,436

16. Date issuer informed of transaction

31 August 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -

DEPUTY COMPANY SECRETARY

Date of notification 31 August 2007

Regulatory Announcement

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 08-Aug-07
Number	PRNUK-0808

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (the Company) announces the purchase on 7h August 2007 of 28,065 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 507.50 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,929,174 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 25

A B Shilston 25

CP Smith 25

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 25

M Lloyd 25

M J Terrett 25

Company notified 8th August 2007

Dated 9th August 2007

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 07-Aug-07
Number	PRNUK-0708

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

(iii) BOTH

3. Name of person discharging managerial responsibilities/ director

IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IAIN CONN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

196

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

501.5p

14. Date and place of transaction

7th August 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7,627

16. Date issuer informed of transaction

7th August 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt - 0207 227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 7th August 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required

by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

(iii) BOTH

3. Name of person discharging managerial responsibilities/ director

JOHN RISHTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

JOHN RISHTON

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN RISHTON

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

77

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

501.5p

14. Date and place of transaction

7th August 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

221

16. Date issuer informed of transaction

7th August 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt - 0207 227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 7th August 2007

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 06-Aug-07
Number	PRNUK-0608

STOCK EXCHANGE ANNOUNCEMENT

ROLLS-ROYCE GROUP PLC

6 August 2007

The Rolls-Royce Group plc announces that on 1 August 2007, awards (Awards) to acquire ordinary shares in the Company (Shares) were granted to the following Persons Discharging Managerial Responsibility under the Rolls-Royce Group plc Performance Share Plan. No amount is payable for the grant of an Award.

	No of Shares
Tom Brown	30,933
Tim Rayner	31,777

The realisation of Awards is dependent on the achievement of corporate performance conditions as described in the Annual report. One such condition is that if the Company's total shareholder return at the end of the performance period exceeds the median of the constituent companies in the FTSE 100 Index on the date of grant, the total number of shares realisable will be increased by 25 per cent. The number of shares set out in the table above is the maximum which could be released before applying the potential 25 per cent uplift.

For further information, please contact:-

Mark Alflatt - Director of Investor Relations 020 7227 9164

END

Regulatory Announcement

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 01-Aug-07
Number	PRNUK-0108

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (ii) ONLY

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

   AXEL ARENDT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

Market sale

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

20,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

509p

14. Date and place of transaction

31 July 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

143,296

16. Date issuer informed of transaction

31 July 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

MARK ALFLATT 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 1 August 2007

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Total Voting Rights
Released	11:03 28-Sep-07
Number	PRNUK-2809

Rolls-Royce Group plc ('the Company')

28 September 2007

Voting Rights and Capital

In accordance with DTR 5.6.1 of the FSA's Disclosure Rules and Transparency Rules (DTR), the Company is required to notify the market of its total number of voting rights and capital as at the above date.

The issued share capital of the Company is comprised of the following:-

1,819,799,482 ordinary shares of 20p each with voting rights

15,858,712,652 non-cumulative redeemable convertible preference shares of 0.1p each (B Shares) with no voting rights except at any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

None of the ordinary shares or B Shares are held in Treasury. Therefore the total number of voting rights in the Company is 1,819,799,482.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

John Warren, Deputy Company Secretary: 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Total Voting Rights
Released	10:31 03-Sep-07
Number	PRNUK-0309

Rolls-Royce Group plc ('the Company')

3 September 2007

Voting Rights and Capital

In accordance with DTR 5.6.1 of the FSA's Disclosure Rules and Transparency Rules (DTR), the Company is required to notify the market of its total number of voting rights and capital as at the above date.

The issued share capital of the Company is comprised of the following:-

1,819,769,730 ordinary shares of 20p each with voting rights

15,858,712,652 non-cumulative redeemable convertible preference shares of 0.1p each (B Shares) with no voting rights except at any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

None of the ordinary shares or B Shares are held in Treasury. Therefore the total number of voting rights in the Company is 1,819,769,730.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

John Warren, Deputy Company Secretary: 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Quarterly News Update
Released	10:01 10-Oct-07
Number	PRNUK-1010

10 October 2007

QUARTERLY NEWS UPDATE FROM ROLLS-ROYCE:
THIRD QUARTER REVIEW, 2007

Rolls-Royce has continued to demonstrate the strength of its technology, its broad product and service portfolio and its global reach. During the third quarter of 2007, its civil aerospace, defence, marine and energy businesses announced major orders or developments in 17 different countries.

Three major US announcements were among the highlights for the defence business:

* The AE1107C-Liberty engine that powers the V-22 tilt rotor aircraft for the US Navy and US Marine Corps received a $700 million production contract, which runs until 2013.

* The United States Air Force Research Lab awarded two contracts valued at $315 million to LibertyWorks, the Rolls-Royce research unit, for work on advanced propulsion concepts:

  Work on the ADVENT (Adaptive Versatile Engine Technology) programme will focus on the development of variable cycle features for future US military aerospace platforms.

  The HEETE (Highly Efficient Embedded Turbine Engine) programme will focus on the development of high temperature, high pressure ratio compressor technologies and their related thermal management features.

In the energy sector, the company has signed contracts valued at more than $100 million to supply Trent, RB211 and 501 gas turbines for onshore power generation and oil and gas projects in Australia and the UK, and for offshore projects in Australia, Malaysia and Brazil.

The Group's service capabilities expanded significantly. A new Trent repair and overhaul facility - a joint venture with Lufthansa Technik - opened in Germany and an innovative 10-year contract was signed with the UK Ministry of Defence to provide support for the nuclear powerplant systems on Royal Navy submarines.

The Trent engine experienced a strong quarter. In addition to the roll-out of the Boeing 787 Dreamliner, for which the Trent 1000 is the launch engine, the engine also achieved on-time certification and is the first to receive joint European and FAA certification.

British Airways' announcement of its new long-haul fleet of Airbus A380s, powered by the Trent 900, and Boeing 787s, powered by the Trent 1000, brought the quarter to a strong end for the Trent family. The low noise and emission levels of both engines played a key role in the British Airways selection as the airline builds a new more environmentally-friendly fleet. Including option aircraft and TotalCare agreements, the business is worth more than $5 billion to Rolls-Royce at list prices. The order includes 12 firm and seven option

Airbus A380 aircraft and 24 firm and 18 option Boeing 787s, scheduled for delivery from 2010.

Other highlights:

Corporate

* The Interim Results, announced on 26 July, demonstrated a well-balanced business with a broad portfolio of products and proven access to global markets. The Group announced a record order book of £35.1 billion - an increase of 34 per cent over the 2006 year-end figure of £26.1 billion. Services revenues accounted for £2,001 million, or 53 per cent, of total Group sales, which, at £3,591 million, rose by 10 per cent on an underlying basis.
  In the Interim Results, Rolls-Royce said it was well placed to deliver growth in underlying profit and, before pension scheme injections, a positive cash flow for 2007, despite the challenges of increasing raw material costs and the effects of the weakening US dollar.

Civil Aerospace

* ILFC selected the Trent 1000 to power 40 of the 74 Boeing 787s it has on firm order. The contract is worth $1.3 billion and covers aircraft deliveries between 2010 and 2017. Nakash Group ordered the Trent 1000 for the two firm and two option 787s it has on order to be operated by Arkia Israeli Airlines. Hong Kong real estate tycoon, Joseph Lau, also purchased Trent power for his VIP version of the Dreamliner, while Royal Brunei Airlines announced it will be leasing four aircraft fitted with the Trent 1000, covered by a lifetime TotalCare services agreement.

* Orders have now been placed for over 600 Trent 1000 engines by 18 operators and five leasing companies - approximately half the Boeing 787 customers who have made an engine decision.

* The V2500, produced by International Aero Engines, in which Rolls-Royce is a senior partner, received orders from two Singapore customers for up to 140 engines, with a value to Rolls-Royce of more than $500 million. Engines for 50 aircraft for Tiger Airways will be worth $400 million. BOC Aviation, previously known as SALE (Singapore Aircraft Leasing Enterprise), selected the V2500 for 10 firm and 10 option aircraft, engine business worth just over $100 million to Rolls-Royce.

* Rolls-Royce and Cessna Aircraft celebrated the delivery of the 5000th Citation business jet - an AE 3007 powered Citation X, the fastest business jet in operation - at the National Business Aviation Association Annual Meeting and Convention in Atlanta, Georgia.

Defence

* The GE Rolls-Royce Fighter Engine Team has successfully fired the augmentor, or afterburner, on the F136 test engine for the first time, reaching full power thrusts, during tests conducted at GE test facilities in Cincinnati. Turbomachinery testing will continue in Cincinnati prior to the engine being shipped to Arnold Engineering Development Center in Tennessee for simulated altitude testing.

* Positive budget marks from both the US Senate Armed Services and Appropriations Committees mean that all four Congressional Committees have now approved full F136 funding for 2008 at a level of $480 million.

* The most powerful version to date of the Rolls-Royce Turbomeca RTM322 turboshaft engine has received its Civil Type Certificate from the European Aviation Safety Agency. It has been tailored specifically to operate in the NH90 helicopter in arduous `hot and high' conditions.

Marine

* An innovative 10-year contract, worth £1 billion, was signed with the UK Ministry of Defence to cover support of nuclear powerplant systems on the current fleet of 13 Royal Navy submarines and the new Astute-class when it enters service. Rolls-Royce and the MoD will form a joint team to set agreed service levels, and the company will be paid for meeting those targets rather than through individual contracts.

* The 100th UT 755 ship, designed by Rolls-Royce, has been delivered in Norway. The first ship was delivered in 1996, and the UT 755 has gone on to become one of the world's most popular offshore ship designs.

* A £24 million contract with the Singapore-based SE Shipping, a subsidiary of India-based Suzlon Energy, for complete marine power systems for four heavy lift vessels is the largest ever power systems contract for the merchant business. Options for eight more vessels would triple the order value.
  Rolls-Royce is supplying equipment which powers and propels the ship including diesel engines, propellers, tunnel thrusters and steering gear. These are then allied to automation and control equipment that fully integrates the system.

Energy

* Alinta Limited of Australia has ordered a Trent 60 WLE dual-fuel electrical generating set for its new Tamar Valley Power Station site on the Tamar River in Tasmania. It will operate in a simple-cycle plant providing 58MW of electrical power.

* Also in Australia the company will supply three industrial RB211 packages for Woodside Energy's North Rankin platform, part of its North West Shelf venture, Australia's largest resource project. In addition, two RB211s have been selected by Shell for the Sarawak offshore platforms B11 and F23, and three 501 engines have been ordered via Centrax for the Mexilhão platform to be operated by Petrobras, offshore Brazil.

* BP has ordered two RB211 gas turbine mechanical drive packages for use at its Dimlington, UK, onshore compression facility as an integral part of a £125 million investment it is making in its southern North Sea business to increase recoverable gas reserves and create opportunities for further offshore development.

Services

* N3 Engine Overhaul Services, a joint venture set up by Lufthansa Technik AG and Rolls-Royce plc in 2003 to repair and overhaul aircraft engines, officially opened its new plant in the Thuringian town of Arnstadt in central Germany on 14 September. N3 will specialise in overhauling Rolls-Royce Trent 500, 700 and 900 engines, which power Airbus A340, A330 and A380 aircraft respectively.

* TotalCare agreements have been signed with:

* Thai Airways International covering the Trent 500 engines powering its fleet of ten new-generation Airbus A340s.

* South African Airways which has extended its Trent 500 agreement to cover all nine of its A340-600s.

* Monarch Airlines with a new contract for RB211-535 engines for its seven Boeing 757s.

* Icelandair has signed a new engine overhaul agreement with Rolls-Royce Aero Repair and Overhaul to cover its RB211-535s that power a fleet of 21 Boeing 757s. The $100 million agreement builds on a relationship that has spanned 50 years.

* American Airlines and Rolls-Royce celebrated the 1,500th engine to come through the joint venture maintenance and repair facility, Texas Aero Engine Service Ltd (TAESL) in Fort Worth, Texas, which was formed in April 1998. It repairs and overhauls the RB211 engine, which American Airlines has on its Boeing 757 fleet, and the Trent 800 engine, which is on its Boeing 777 aircraft.

* CorporateCare®, the Rolls-Royce business jet engine service programme, is poised to beat last year's record of 165 signed contracts, with 115 contracts signed this year to date. More than 625 aircraft are under CorporateCare or other agreements, with contracts valued at more than $1.2 billion.

Operations and technology

* The Group's `focused factory' modernisation programme creating a world-class manufacturing capability in the UK has been completed with the opening of a new 'Rotatives' manufacturing facility for core-technology components in Derby on 17 September and a new Bristol manufacturing facility for turbine components and a range of legacy parts on September 21. Good progress is also being made in identifying a site for a new assembly and test facility, with proposals being considered from Singapore and a number of US states.

* The new 58 Bed engine test facility in Derby was also opened on 17 September and, together with the adjacent 57 Bed, is the most advanced test complex of its type in the world.

* A new University Technology Centre was established at Karlsruhe University in southern Germany to research cooling in gas turbine combustors and turbines and related technologies. The goal is to improve fuel efficiency and environmental performance of future aero engines.

* UK Secretary of State for Innovation, Universities and Skills, John Denham marked the start of manufacturing activity in Derby on the Environmentally Friendly Engine (EFE) in July. This is a collaborative, five-year government-backed research and technology acquisition programme, led by Rolls-Royce, to advance key environmental technologies.

* Rolls-Royce is to team with Air New Zealand and Boeing to evaluate a renewable fuel source, as part of a wider research programme to understand renewable fuels and their potential future applications. A bio fuel blended with kerosene will be used in one of the four Rolls-Royce RB211-524s powering an ANZ Boeing 747-400 in the second half of 2008.

Community Relations

* A new school opened in tsunami-devastated Tamilnadu in India, rebuilt as a joint project by Rolls-Royce and the Confederation of Indian Industry. Pallayar Government Middle School is close to Rolls-Royce energy installations at Saheli, Vaigai, Kaveri and M M Steel.

Picture desks and broadcasters: For visual material, please go to the Rolls-Royce Media Room, where images are available at www.rolls-royce.com/media/gallery/default.jsp and for broadcast-standard video, please visit www.thenewsmarket.com/rollsroyce. If you are a first-time user, please take a moment to register. In case you have any questions, please email rolls-royce@thenewsmarket.com

For further information please contact:

Mark Alflatt
Director - Financial Communications
Tel: +44 (0)20 7227 9164

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Acquisition(s)
Released	10:59 01-Oct-07
Number	PRNUK-0110

October 1, 2007

ROLLS-ROYCE DEVELOPS MARINE SUPPORT SERVICES WITH U.S. ACQUISITION

Rolls-Royce today announced the acquisition of U.S. naval architecture and engineering firm Seaworthy Systems Inc to improve further its marine support services.

Seaworthy Systems Inc., based in Connecticut, with offices in New Jersey, Virginia and California, has provided expertise to the US Navy and Coastguard for more than 30 years.

Its work will now be part of a TotalCare service Rolls-Royce is developing for naval customers - offering long-term guaranteed power availability and complete propulsion plant support for ships.

Seaworthy Systems Inc, which employs 58 people, has also worked with the US National Oceanic and Atmospheric Administration, the Department of Transportation's Maritime Administration (MARAD), Military Sealift Command (MSC), and commercial shipowners.

Its key skills include:

* Ship design - from preliminary concept to contract, and modifications for hull and machinery

* Operations and logistics

* On-board equipment maintenance

* Power plant and energy efficiency analysis

* Automated equipment maintenance management software

It is currently providing engineering services, and software development and support, for the MSC under a ten-year contract

Pat Marolda, Rolls-Royce President - Naval, said: `'We are developing a TotalCare service to provide ever-improving operational support for our naval customers. Seaworthy has a proven record of delivering similar contracts which will help us reach our goal.''

Martin Toyen, President of Seaworthy Systems Inc. said: `'Rolls-Royce is known worldwide for the excellence of its products and engineering and we will have a significant role in helping its customers from first concept to in-service. We are pleased to be a team member of the Rolls-Royce TotalCare.''

Rolls-Royce is responsible for more than 700 TotalCare and CorporateCare service agreements for its civil aerospace power plants and is developing similar services for the naval industry. It is operating a TotalCare service for Olympus and Tyne gas turbines in service with the Royal Navy and French,

Belgian and Royal Netherlands navies.

Notes to Editors

1. Rolls-Royce, the world-leading provider of power systems and services for use on land, at sea and in the air, operates in four global markets - civil aerospace, defence aerospace, marine and energy.

2. The company seeks to add value for its customers with aftermarket services that will enhance the performance and reliability of its products. Services revenues have grown by 11 per cent per annum compound over the past ten years.

3. Financial details of the acquisition are not being disclosed.

For further information:

For visual material, please go to the Rolls-Royce Media Room, where images are available at www.rolls-royce.com/media/gallery/default.jsp. For broadcast-standard video, please visit www.thenewsmarket.com/rollsroyce. If you are a first-time user, please take a moment to register. In case you have any questions, please email rolls-royce@thenewsmarket.com

Mark Alflatt
Director - Financial Communications
Tel: +44 (0)20 7227 9164

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